[Mellanox Technologies Logo]

Mellanox Technologies, Ltd.

Hermon Building

Yokneam, Israel

20692

December 29, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Attention:                                         Martin James

Julie Sherman

Kate Tillan

Re:          Mellanox Technologies, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed March 7, 2011
Form 10-Q for the Quarter Ended September 30, 2011
                Filed November 4, 2011
File No. 000-33299

Ladies and Gentlemen:

Pursuant to the comment letter received by Mellanox Technologies, Ltd. (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 19, 2011, with respect to the above-referenced Form 10-K and Form 10-Q, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Mark Roeder of Latham & Watkins LLP, counsel to the Company, by telephone at (650) 463-3043 if you have any questions regarding this acknowledgment letter.

Very truly yours,

/s/ Michael Gray

Michael Gray
Chief Financial Officer

[LATHAM & WATKINS LLP Letterhead]

December 29, 2011

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Attention:                                         Martin James

Julie Sherman

Kate Tillan

Re:          Mellanox Technologies, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed March 7, 2011
Form 10-Q for the Quarter Ended September 30, 2011
                Filed November 4, 2011
File No. 000-33299

Ladies and Gentlemen:

On behalf of Mellanox Technologies, Ltd. (“Mellanox” or the “Company”), we confirm receipt of the letter dated December 19, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and the above-referenced Form 10-Q for the quarter ended September 30, 2011 (the “Form 10-Q”).  We are responding to the Staff’s comments on behalf of Mellanox, as set forth below.  The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter.  Mellanox’s responses follow the Staff’s comments.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 19

1.              With respect to management’s discussion and analysis of revenues and gross profit and margin, please explain how management considered Item 303 of Regulation S-K, Release 33-8350 and SAB Topic 13.B.  In this regard, we note from the company’s website that management evaluated revenues based on additional metrics not addressed in MD&A including sales for 40 and 20 GB/s InfiniBand based products and 10 GB Ethernet products as well as FDR, the impact of significant customers such as IBM and HP, sales by end market including Web 2, Storage and HPC, significant product releases and sales to geographic regions.

The Company respectfully advises the Staff that it believes its management’s discussion and analysis of revenues, gross profit and margin meets the requirements of Item 303 of Regulation S-K, Release 33-8350 and SAB Topic 13.B based on the key metrics used by management in evaluation of the Company’s business, and includes the information that the Company believes to be necessary to understand its financial condition, changes in financial condition and results of operations.  The additional metrics referred to in the Staff’s comment have been disseminated during the Company’s earnings calls and on its website to provide such information to the market and our investors.  While the Company has chosen to provide such information in this manner to ensure that it is publicly available, these metrics are not key performance indicators that management uses to understand its financial condition, changes therein and results of operations.

In response to the Staff’s comment, the Company has considered whether inclusion of each of these metrics in MD&A will enhance a reader’s understanding of the Company’s financial condition, changes in financial condition and results of operations, and has determined to disclose in its future filings analysis of meaningful trends in revenues by data rate where applicable.

With respect to the other metrics referred to in the Staff’s comment, the Company respectfully advises the Staff that it believes that it has included the appropriate level of disclosure in MD&A for each of these metrics as follows:

Impact of Significant Customers.  The Company respectfully advises the Staff that analysis of the impact of significant customers, such as IBM and HP, is included in the overview section of MD&A where the Company discussed concentration of revenues with significant customers and the potential impact of changes with respect to these customers and their purchases from the Company.

Sales by End Market.  The majority of the Company’s revenues are derived from sales to original equipment manufacturers (“OEMs”) and not from sales to end users.  Specific information regarding subsequent sales from the OEMs to their end customers is not available to the Company.  As a result, the Company cannot provide meaningful discussion and analysis of its revenues by end market.

Significant Product Releases.  The Company included disclosure of significant product releases in the overview section of MD&A, notably the introduction of the SwitchX family of switch ICs in April 2011.  The Company relies on server, storage, communication infrastructure equipment and embedded systems OEMs to incorporate the Company’s products into their systems.  Given the uncertainties with respect to the timing of the Company’s product introductions by these OEMs to the end-user markets, the Company has limited ability to provide any meaningful analysis of the impact of significant product releases on the Company’s performance.

Sales to Geographic Regions.  The Company believes that sales to geographic regions is not a key metric to evaluate the Company’s performance and respectfully advises the Staff that management does not use this metric to analyze the Company’s business.  Because the majority of the Company’s revenues are derived from sales to OEMs and many OEMs utilize foreign sub-contractors as part of their manufacturing and fulfillment processes, the Company believes that sales to specific geographic regions is not reflective of the actual geographic mix of end-user demand.

* * * * *

Please do not hesitate to contact Mark Roeder of Latham & Watkins LLP by telephone at (650) 463-3043 or by fax at (650) 463-2600, or the undersigned by telephone at (650) 463-2677 or by fax at (650) 463-2600, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kathleen M. Wells

Kathleen M. Wells
of LATHAM & WATKINS LLP

cc:                                 Michael Gray, Mellanox Technologies, Ltd.

Matthew Gloss, Mellanox Technologies, Ltd.

Alan C. Mendelson, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP